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                                                                    Exhibit 99.1


             SUNTECH ANNOUNCES 10-YEAR SOLAR WAFER SUPPLY AGREEMENT

                LOCKS IN LONG-TERM SILICON WAFER SUPPLY FROM MEMC

WUXI, China, July 26, 2006 -- Suntech Power Holdings Co., Ltd. (NYSE: STP) one of the world's leading manufacturers of photovoltaic (PV) cells and modules, today announced that it has entered into a definitive agreement with MEMC Electronic Materials, Inc. under which it will receive solar wafers from MEMC over a 10-year period.

Under the agreement, Suntech will lock up a 10-year wafer supply from MEMC. The total contract size is $5 billion to $6 billion over a 10-year period with significant growth trajectory of annual supply over the years. A pre-determined fixed price reduction curve will provide Suntech with competitively priced wafers as Suntech increases its output to meet market demand. As part of the agreement, Suntech will advance funds to MEMC in the form of an interest-free loan or security deposit for expansion of MEMC's manufacturing capacity. In addition, MEMC has received a warrant to purchase an approximate 4.9% equity stake in Suntech.

"PV technology is a proven clean-energy solution that is playing an increasingly important role in meeting the global challenge of ever-growing energy demand," said Dr. Zhengrong Shi, Suntech's chairman and CEO. "We believe that wafer-based PV technology will continue to dominate the burgeoning solar energy industry in the next decade. This agreement allows Suntech to continue to maintain our products' cost competitiveness, expand our market share, and focus on our core competency of developing high-quality and low cost per watt PV cells and modules. We are pleased to announce this agreement as it marks the formation of a close cooperation between our two companies."

MEMC (NYSE: WFR) is a global leader in the manufacture and sale of wafers and related intermediate products to the semiconductor and solar industries. MEMC has been a pioneer in the design and development of wafer technologies over the past four decades, with R&D and manufacturing facilities in the United States, Europe and Asia.


ABOUT SUNTECH POWER HOLDINGS CO., LTD.

Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by production output of solar cells in 2005. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech's customers are located in various markets worldwide, including Germany, Spain, China and the United States. For more information, please visit http://www.suntech-power.com.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the

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"safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of
1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among others, statements regarding Suntech's beliefs and expectations that the wafer supply agreement would secure between $5 billion and $6 billion of solar wafers for Suntech over the 10-year period of the agreement, the supply would begin in the first quarter of 2007, wafer-based PV technology will continue to dominate the solar energy industry in the next decade and the wafer supply agreement will allow Suntech to continue to maintain its products' cost competitiveness, expand its market share and focus on its core competency of developing PV cells and modules are forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Suntech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS

In China:
Cindy Shao
Suntech Power Holdings Ltd.
Tel: +86 510 8534 5000
Email: ir@suntech-power.com

Philip Lisio
Ogilvy Public Relations Worldwide
Tel: +86 10 8520 6550
Mobile: +86 1350 1166 560
Email: philip.lisio@ogilvy.com

In the United States:
Thomas Smith
Ogilvy Public Relations Worldwide
Tel: +1 212 880 5269
Email: thomas.smith@ogilvypr.com

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